September 17, 2019

VIA EDGAR

Ms. Jennifer Monick, Assistant Chief Accountant

Mr. Peter McPhun, Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed on February 25, 2019
File No. 001-34950

Dear Ms. Monick and Mr. McPhun:

This letter sets forth the response of Sabra Health Care REIT, Inc. (“Sabra,” the “Company,” “we” or “our”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 12, 2019 (the “Comment Letter”), regarding the above-referenced filings with the Commission. For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4. Real Estate Properties Held for Investment, page F-21

1.

We note your agreement established on December 5, 2018 and amended in January 2019 to sell 26 skilled nursing/transitional care facilities and two senior housing communities operated by Senior Care Centers for an aggregate sales price of $282.5 million. We further note you previously planned to retain the remaining 10 facilities operated by Senior Care Centers and re-lease those facilities to one or more new operators, and have subsequently revised your expectations and now planned to sell an additional two facilities. We further note you recorded an impairment charge of $92.2 million related to the Senior Care Centers facilities during the quarterly period ended March 31, 2019. Please tell us how you determined it was unnecessary to record an impairment charge for the Senior Care Centers facilities during the year ended December 31, 2018. In your response, please separately address the 28 properties that were sold on April 1, 2019 and the 10 properties that were retained. Reference is made to ASC 360-10-35.

Response: During the third quarter of 2018, Senior Care Centers defaulted under the terms of its master leases with us due to non-payment of rent. Because of this default, we

Ms. Monick and Mr. McPhun, September 17, 2019

terminated the master leases in August 2018. Following such termination, Senior Care Centers continued to operate the 38 facilities that had previously been subject to the master leases (the “SCC Facilities”) on a month-to-month basis. Deposits were fully exhausted to pay contractual rents through a portion of September 2018, and no revenue was recorded subsequent to September 2018 related to our master leases with Senior Care Centers until our receipt of post-petition rent in March 2019. On August 27, 2018, we entered into a non-binding letter of intent to sell the SCC Facilities to a third party purchaser (the “Purchaser”) for an aggregate sales price of $405.0 million, inclusive of a potential earnout opportunity of $27.5 million.

Notwithstanding our entry into this letter of intent, we considered the sale of the SCC Facilities to be subject to substantial uncertainty until shortly before the actual closing. Transactions of this nature are subject to substantial purchaser diligence and it is not unusual for a purchaser to walk away from a transaction or seek to renegotiate its terms during, or even after, the due diligence period. As described in more detail below, that was the case for the sale of the SCC Facilities. Throughout the sale process, our asset management team was in fluid discussions with the Purchaser about the facilities to be included in the transaction and the price. In addition, we had to deal with the uncertainty of the eventual bankruptcy process for Senior Care Centers and the need for regulatory approvals in connection with the proposed change in ownership of the SCC Facilities. During this process, we continued to believe that an alternative to selling the SCC Facilities was to lease the SCC Facilities to new operators, and that we could do so in a manner (as described in more detail below) that would result in the future undiscounted cash flows from these new leases exceeding the carrying value of the SCC Facilities as of the relevant measurement date.

On December 5, 2018, we entered into a purchase and sale agreement to sell the SCC Facilities for an aggregate sales price of $385 million (the “Initial PSA”). The Initial PSA included a due diligence period that was initially set to expire on December 14, 2018 and that was extended first to December 28, 2018 and then ultimately to January 17, 2019. At any time before the due diligence period expiration date, the Purchaser would be able to terminate the Initial PSA without penalty for any reason. In addition, the closing of the transaction was contingent upon our ability to negotiate a settlement agreement with Senior Care Centers pursuant to which Senior Care Centers would agree to cooperate with the sale and enter into operating transfer agreements (the “Transition Agreements”) with the Purchaser for the transfer of the operations of the SCC Facilities at closing. As a result of the filing of Senior Care Centers’ bankruptcy petition earlier in December, any such settlement agreement (together with the forms of the Transition Agreements) would require the approval of the bankruptcy court. Due to the Purchaser’s unrestricted termination right, as well as our experience to date in negotiating with this Purchaser (including the change in terms from the initial non-binding letter of intent) and concerns regarding our ability to obtain bankruptcy court approval in a timely manner, as of December 31, 2018, we determined that there was significant uncertainty as to whether the sale would close. As of December 31, 2018, we believed that if the sale did not close, we could lease the SCC Facilities to new operators. On January 17, 2019, the Purchaser delivered written notice terminating the Initial PSA just prior to the expiration of the due diligence period. Notwithstanding the termination of the Initial PSA, we continued to discuss alternative sale terms with the Purchaser and on January 27, 2019, we entered into an amended purchase and sale agreement with the Purchaser pursuant to which the Purchaser would acquire 28 of the 38 SCC Facilities for an aggregate sales price of $282.5 million (the “Amended PSA”).

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Ms. Monick and Mr. McPhun, September 17, 2019

We assessed our investment in the SCC Facilities for impairment as of December 31, 2018 in accordance with ASC 360-10-35. As part of this assessment, we performed an undiscounted cash flow analysis utilizing expected cash flows for the SCC Facilities as of December 31, 2018. As noted above, the master leases related to the SCC Facilities had been terminated and, as of December 31, 2018, we believed that the resolution could result in two principal outcomes:

•	we sell all of the SCC Facilities; or

•	we lease all of the SCC Facilities to one or more new tenants.

Accordingly, because we believed there were two alternative courses of action under consideration as of December 31, 2018, we reviewed the collectability of the carrying value of the SCC Facilities using a probability-weighted undiscounted cash flow analysis, as contemplated by ASC 360-10-35-30.

We used two scenarios in this analysis:

•

Scenario 1: We sell all of the SCC Facilities at the $385.0 million price set forth in the Initial PSA and incur $0.3 million of selling costs. We assigned a probability of 51% to Scenario 1 because, as of December 31, 2018, our preference was to sell all of the SCC Facilities (rather than entering into new leases for the SCC Facilities with one or more tenants) but due to the factors described above (required regulatory and bankruptcy court approvals, together with the Purchaser’s ability to terminate the Initial PSA and multiple extensions of the due diligence period), we believed there were significant uncertainties around ultimately completing a sale and that, accordingly, a sale was only slightly more likely to occur than leasing the SCC Facilities. However, we were prepared to move to a leasing scenario if the proposed sale was not consummated.

•

Scenario 2: All of the SCC Facilities we owned as of December 31, 2018 are transferred to new tenants with a transition period of two months to bring in the new tenants, a 10 year lease with aggregate initial annual rent of $35.0 million, and 2.0% annual rent escalators. We applied a 10.0% exit capitalization rate based on year 10 rents. We assigned a probability of 49% to Scenario 2.

○	Note: We considered each of our key assumptions for Scenario 2 to be reasonable as follows:

◾

We developed our assumption for initial annual rent of $35.0 million by dividing the trailing twelve months EBITDAR as of September 30, 2018 for the SCC Facilities (approximately $45.5 million) by a rent coverage ratio of 1.3, which is the rent coverage ratio we would typically target for a new triple net lease of a skilled nursing facility.

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Ms. Monick and Mr. McPhun, September 17, 2019

◾	We developed our assumption for the annual lease escalator by reference to our typical annual lease escalators for our triple net leases of skilled nursing facilities of 2.5% to 3.0%.

◾

We developed our assumption for a 10% exit capitalization rate by reference to our then current expectations for capitalization rates of performing (i.e., rent paying) skilled nursing portfolios with well covered (i.e., rent coverage ratio of at least 1.3) rents, which was in the 8.0% to 10.0% range.

As reflected in the table below, based upon the assumptions outlined above, as of December 31, 2018, the probability-weighted undiscounted cash flows exceeded the net book value of our investment in the SCC Facilities. We also performed a sensitivity analysis with respect to our probability assumptions, noting that the sale probability percentage as of December 31, 2018 could increase by 22 percentage points (to 73%) and the investment value would still be considered recoverable. Given the nature of the continuing negotiations with the Purchaser and where the due diligence process stood as of December 31, 2018, we did not believe that there was a more than 51% likelihood that the sale would occur at the then-existing contractual terms (much less a greater than 73% likelihood).

Based on this recoverability analysis, we determined that as of December 31, 2018, the carrying value of the SCC Facilities was recoverable, and therefore, in accordance with ASC 360-10-35-17, we did not record an impairment of the SCC Facilities as of December 31, 2018. As of December 31, 2018, we were still operating under the Initial PSA pursuant to which we had agreed to sell the SCC Facilities for an aggregate sales price of $385 million. Although we ultimately entered into the Amended PSA on January 27, 2019, pursuant to which we agreed to reduce the number of facilities being sold to 28 (and the associated sales price) and would retain the remaining 10 SCC Facilities, this was not our expectation at December 31, 2018, and accordingly, consistent with ASC 360-10-45-13, we did not consider it appropriate to include these subsequent changes to the terms of the transaction in our impairment analysis.

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Ms. Monick and Mr. McPhun, September 17, 2019

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (949) 679-0243 or by email at handrews@sabrahealth.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Harold W. Andrews, Jr.

Harold W. Andrews, Jr.

Executive Vice President, Chief Financial

Officer and Secretary

cc:	Michael Costa, Executive Vice President – Finance

Sabra Health Care REIT, Inc.

Renee Sarria

PricewaterhouseCoopers LLP

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